AECOM	213.593.8100	tel
1999 Avenue of the Stars	213.593.8178	fax
Suite 2600
Los Angeles, CA 90067
www.aecom.com

September 28, 2015

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                          AECOM
Registration Statement on Form S-4 (File No. 333-205512)

Ladies and Gentlemen:

This letter is sent in connection with the above-referenced Registration Statement on Form S-4 (File No. 333-205512) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by AECOM and the other co-registrants referenced therein (collectively, the “Company”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”).  Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby respectfully requests that the effective time of the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on September 29, 2015 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please contact Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Very truly yours,

/s/ Keenan Edward Driscoll
Keenan Edward Driscoll
Authorized Officer of AECOM and Co-Registrants

cc:                              Peter Wardle, Gibson, Dunn & Crutcher LLP